December 6, 2013

VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-II Nationwide Life Insurance Company Post-Effective Amendment No. 22 (File No. 333-104511) CIK Number: 0000356514
Dear Ms. Samuel:
We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On October 17, 2013, Nationwide filed Post-Effective Amendment No. 22 to the above referenced Registration Statement. Nationwide received your oral comments to Post-Effective Amendment No. 22 on November 25, 2013. The revisions in this correspondence filing are as a result of your November 25, 2013 oral comments.
1.	Page Numbers. Please include page numbers on the supplement.
Response. We revised the supplement accordingly to include page numbers.
2.	Introduction for Supplement. Please clarify that the increased charge for the Combination Enhanced Death Benefit II Option will only apply to new contracts from the date to be indicated going forward.
Response. We revised the introduction of the supplement addressing the Combination Enhanced Death Benefit II Option as follows (emphasis added):

Only for contracts issued on or after ________, 2014, or the date of state approval (whichever is later), the charge for the Combination Enhanced Death Benefit II Option will be equal to an annualized rate of 0.65% of the Daily Net Assets.

In addition, Nationwide acknowledges all of the following:
•	that the registrant is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment;
•	that comments by the staff of the Securities and Exchange Commission ("SEC"), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and
•	that the Variable Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact me direct at (614) 249-8061 if you have any questions regarding this filing.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Very truly yours,
Nationwide Life Insurance Company
/s/ M. ANDREW KRESS
M. Andrew Kress
Senior Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies